NEW AFRICA PETROLEUM CORP

ONE GATEWAY CENTER, 26TH FL

NEWARK, NEW JERSEY 07102

Telephone (973) 277 4239

Fax (862) 772 3985

October 1, 2020

The United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn:Anuja A. Majmudar, Esq.

Re:New Africa Petroleum Corp

Registration Statement on Form S-1

File No. 333-237976

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies / Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, New Africa Petroleum Corp (the "Registrant" or the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-239825), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on October 7, 2020, or as soon as practicable thereafter.

•Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

New Africa Petroleum Corp

/s/ Franklin Ogele

Franklin Ogele

Chairman/CEO